EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Six Months Ended June 30, 2006 (unaudited)
Income from continuing operations before income taxes	$50,100
Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	3,788
Interest element of rentals	1,734

Total fixed charges	5,522

Earnings before income taxes and fixed charges	$55,622

Ratio of earnings to fixed charges	10.07